Exhibit 8

Subsidiaries of the Company

Following is a list of subsidiaries of the Company, ownership percentages, and the jurisdictions of incorporation or organization of each as of June 16, 2004. Each subsidiary does business in its own name only.

Jurisdiction of Incorporation or

Subsidiary

or Organization

Castle Exploration, Inc.

(100%)

Colorado, U.S.A.

Queenstake Resources U.S.A., Inc. (100%)

Delaware, U.S.A.